 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

RadNet, Inc.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

750491102
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* Moab Capital Partners, LLC, Moab Private Investments, LP and Michael M. Rothenberg are filing this Schedule 13G pursuant to Rule 13d-1(b). Moab Partners, L.P. and Moab PI GP, LLC are filing this Schedule 13G pursuant to Rule 13d-1(c).

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 750491102

1	NAME OF REPORTING PERSON

MOAB CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,298,879
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	7	SOLE DISPOSITIVE POWER

3,298,879
	8	SHARED DISPOSITIVE POWER

- 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,298,879
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.8%
12	TYPE OF REPORTING PERSON

IA

2

CUSIP No. 750491102

1	NAME OF REPORTING PERSON

MOAB PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,298,879
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	7	SOLE DISPOSITIVE POWER

3,298,879
	8	SHARED DISPOSITIVE POWER

- 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,298,879
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.8%
12	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 750491102

1	NAME OF REPORTING PERSON

MOAB PRIVATE INVESTMENTS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		73,660
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	7	SOLE DISPOSITIVE POWER

73,660
	8	SHARED DISPOSITIVE POWER

- 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

73,660
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%
12	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 750491102

1	NAME OF REPORTING PERSON

MOAB PI GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		73,660
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	7	SOLE DISPOSITIVE POWER

73,660
	8	SHARED DISPOSITIVE POWER

- 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

73,660
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%
12	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 750491102

1	NAME OF REPORTING PERSON

MICHAEL M. ROTHENBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,372,539
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	7	SOLE DISPOSITIVE POWER

3,372,539
	8	SHARED DISPOSITIVE POWER

- 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,372,539
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.9%
12	TYPE OF REPORTING PERSON

IN, HC

6

CUSIP No. 750491102

Item 1(a).	Name of Issuer:

RadNet, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1510 Cotner Avenue, Los Angeles, California 90025

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by Moab Partners, L.P. (“Moab LP”), Moab Capital Partners, LLC (“Moab LLC”), Moab Private Investments, LP (“MPI”), Moab PI GP, LLC (“MPI GP”) and Michael M. Rothenberg. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Moab LLC is the investment adviser to Moab LP. Mr. Rothenberg is an owner and the Managing Member of Moab LLC. By virtue of these relationships, each of Moab LLC and Mr. Rothenberg may be deemed to beneficially own the Shares (as defined below) owned directly by Moab LP. MPI is the investment adviser to certain separately managed accounts (the “Managed Accounts”). MPI GP is the general partner of MPI. Mr. Rothenberg is an owner and the Managing Member of MPI GP. By virtue of these relationships, each of MPI, MPI GP and Mr. Rothenberg may be deemed to beneficially own the Shares (as defined below) held in the Managed Accounts.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office of each of the Reporting Persons is 152 West 57th Street, 9th Floor, New York, New York 10019.

Item 2(c).	Citizenship:

Each of Moab LP, Moab LLC, MPI and MPI GP is organized under the laws of the State of Delaware. Mr. Rothenberg is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $.0001 par value (the “Shares”)

Item 2(e).	CUSIP Number:

750491102

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	/ /	Not Applicable
(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

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CUSIP No. 750491102

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/ x /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).*
(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	/ x /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).**
(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

* Each of Moab LLC and MPI is an investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

** Mr. Rothenberg is a control person of each of Moab LLC and MPI in accordance with §240.13d-1(b)(1)(ii)(G).

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of the close of business on December 31, 2018.

Moab LP

(a)	Amount beneficially owned:

3,298,879 Shares

(b)	Percent of class:

6.8% (based upon 48,866,485 Shares outstanding, which is the total number of Shares outstanding as of November 5, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2018)

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

3,298,879 Shares

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CUSIP No. 750491102

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

3,298,879 Shares

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

Moab LLC

(a)	Amount beneficially owned:

3,298,879 Shares

(b)	Percent of class:

6.8% (based upon 48,866,485 Shares outstanding, which is the total number of Shares outstanding as of November 5, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2018)

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

3,298,879 Shares

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

3,298,879 Shares

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

MPI
(a)	Amount beneficially owned:

73,660 Shares

(b)	Percent of class:

Less than 1% (based upon 48,866,485 Shares outstanding, which is the total number of Shares outstanding as of November 5, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2018)

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CUSIP No. 750491102

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

73,660 Shares

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

73,660 Shares

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

MPI GP

(a)	Amount beneficially owned:

73,660 Shares

(b)	Percent of class:

Less than 1% (based upon 48,866,485 Shares outstanding, which is the total number of Shares outstanding as of November 5, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2018)

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

73,660 Shares

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

73,660 Shares

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

10

CUSIP No. 750491102

Mr. Rothenberg

(a)	Amount beneficially owned:

3,372,539 Shares, including 3,298,879 Shares owned by Moab LP and 73,660 Shares held in the Managed Accounts

(b)	Percent of class:

6.9% (based upon 48,866,485 Shares outstanding, which is the total number of Shares outstanding as of November 5, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2018)

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

3,372,539 Shares

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

3,372,539 Shares

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

The Shares are owned directly by Moab LP and held in the Managed Accounts. Moab LLC, as the investment adviser to Moab LP, may be deemed to beneficially own the Shares owned directly by Moab LP. Mr. Rothenberg, as an owner and the Managing Member of Moab LLC, may be deemed to beneficially own the Shares owned directly by Moab LP. MPI, as the investment adviser to the Managed Accounts, may be deemed to beneficially own the shares held in the Managed Accounts. MPI GP, as the general partner of MPI, may be deemed to beneficially own the Shares held in the Managed Accounts.  Mr. Rothenberg, as an owner and the Managing Member of MPI GP, may be deemed to beneficially own the Shares held in the Managed Accounts.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

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CUSIP No. 750491102

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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CUSIP No. 750491102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

Moab Partners, L.P.

	By	Moab Capital Partners, LLC, its Investment Adviser

	By:	/s/ Michael M. Rothenberg
		Name:	Michael M. Rothenberg
		Title:	Managing Member

Moab Capital Partners, LLC

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg
	Title:	Managing Member

Moab PRIVATE INVESTMENTS, LP

By	Moab PI GP, LLC, its General Partner

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg
	Title:	Managing Member

Moab PI GP, LLC

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg
	Title:	Managing Member

/s/ Michael M. Rothenberg
Michael M. Rothenberg

13